NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on March 9, 2009, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on February 26, 2009 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. Pursuant to the offer to purchase and merger agreement between Advanced Medical Optics, Inc. and Rainforest Acquisition Inc., a wholly-owned subsidiary of Abbott Laboratories which became effective on February 26, 2009, each outstanding share of Common Stock of Advanced Medical Optics, Inc. not previously tendered was converted into $22.00 in cash per share. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on February 27, 2009. ** The Common Stock was listed on June 12, 2002 under the name Advanced Medical Optics, Inc.